Exhibit 4.2

Amendment Number 1

to

PCS U.S. Employees’ Savings Plan

(Effective as of January 1, 2012)

WHEREAS, PCS Administration (USA), Inc. (the “Sponsor”) is the sponsor of the PCS U.S. Employees’ Savings Plan (the “Plan”), a qualified defined contribution plan maintained pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended;

WHEREAS, the Sponsor desires to amend the Plan to automatically increase the pre-tax deferral rate each year for certain participants automatically enrolled in the Plan on or after April 2, 2012; and

WHEREAS, pursuant to Article 14 of the Plan, the Sponsor may amend the Plan at any time and has authorized its officers to execute this Amendment.

NOW THEREFORE BE IT RESOLVED, effective as of April 2, 2012, the Plan is hereby amended as follows:

1. Section 2.1 (d) is hereby amended in its entirety to read as follows:

“(d)	‘Before-Tax Contributions’ means Before-Tax Contributions described in Sections 4.1(a), (b) and (d).”

2. The first sentence of Section 3.2(a)(1) is hereby amended in its entirety to read as follows:

“Each Eligible Employee hired, transferred or rehired on or after April 7, 2006, who does not make (i) an election to contribute a percentage of his Compensation as After-Tax Contributions under subsection (b), or (ii) an affirmative election to contribute to the Plan, or an affirmative election not to contribute to the Plan pursuant to paragraph (2), shall become a Participant automatically enrolled for Before-Tax Contributions pursuant to Sections 4.1(b) and 4.1(d), as applicable, as soon as administratively practicable following the date he became an Eligible Employee.”

3. The first sentence of Section 3.3(a) is hereby amended in its entirety to read as follows:

“Subject to Section 4.1(d), a Participant may, upon giving prior notice to the Committee or its designee, modify his enrollment election (whether automatic or affirmative) to increase or decrease the amount of contributions made pursuant to this Article 3.”

4. A new subsection (d) is hereby added to Section 4.1 to read as follows, and the remaining subsections of Section 4.1 shall be renumbered accordingly:

“(d)	Automatic Increase in Before-Tax Contributions. Notwithstanding any other provision of the Plan to the contrary, this subsection (d) only applies to Participants automatically enrolled in the Plan on or after April 2, 2012 pursuant to Section 3.2(a)(1) and subsection (b) above.

(1)	The automatic election or affirmative election of each Participant who is automatically enrolled in the Plan on or after April 2, 2012 and who is making Before-Tax Contributions at the following rate as of the automatic increase date (defined below) shall be increased as follows:

(A)	if the Participant is making Before-Tax Contributions at the rate of one percent (1%) of Compensation as of the automatic increase date, the Participant’s Before-Tax Contribution rate shall be automatically increased to two percent (2%) of Compensation;

(B)	if the Participant is making Before-Tax Contributions at the rate of two percent (2%) of Compensation as of the automatic increase date, the Participant’s Before-Tax Contribution rate shall be automatically increased to three percent (3%) of Compensation;

(C)	if the Participant is making Before-Tax Contributions at the rate of three percent (3%) of Compensation as of the automatic increase date, the Participant’s Before-Tax Contribution rate shall be automatically increased to four percent (4%) of Compensation;

(D)	if the Participant is making Before-Tax Contributions at the rate of four percent (4%) of Compensation as of the automatic increase date, the Participant’s Before-Tax Contribution rate shall be automatically increased to five percent (5%) of Compensation; and

(E)	if the Participant is making Before-Tax Contributions at the rate of five percent (5%) of Compensation as of the automatic increase date, the Participant’s Before-Tax Contribution rate shall be automatically increased to six percent (6%) of Compensation.

(2)

Such automatic increase shall occur on or as soon as administratively practicable following the Participant’s automatic increase date, unless the Participant provides the Committee or its designee, in accordance with such rules and procedures as the Committee shall prescribe, with an affirmative election (i) specifying a different automatic increase date; (ii) specifying a different contribution percentage (in increments of one percent (1%)), not to exceed ten percent (10%) of Compensation; or (iii) terminating the automatic increase in the Participant’s Before-Tax Contribution rate by either electing a contribution percentage of zero percent (0%) of Compensation or electing to un-enroll in the Plan’s automatic increase program.

(3)	For purposes of this subsection (d), the ‘automatic increase date’ shall mean:

(A)	February 1, 2013 and each February 1 thereafter; provided, however, that for a Participant who is automatically enrolled in the Plan on or after August 1 of a calendar year beginning on or after January 1, 2012, such Participant’s first automatic increase date shall occur on the February 1 of the second calendar year following the date the Participant is automatically enrolled in the Plan pursuant to Section 3.2(a)(1) and subsection (b) above; and

(B)	for a Participant who ceases to be an Eligible Employee and who is later rehired as an Eligible Employee, any automatic increase date shall be determined under clause (A) above based on the date of the Participant’s subsequent automatic enrollment following his rehire date.”

5. The second sentence of Section 4.2 is hereby amended in its entirety to read as follows:

“Such After-Tax Contributions, when combined with Before-Tax Contributions made pursuant to Section 4.1(a), (b) or (d), if any, may not exceed fifty percent (50%) of Compensation.”

6. The first sentence of Section 4.7(a) is hereby amended in its entirety to read as follows:

“Except as permitted in Section 4.1(e), in no event shall the Before-Tax Contributions with respect to a Participant and similar contributions made on his behalf by the Employer or an Affiliate to all plans, contracts, or arrangements subject to the provisions of Code Section 401(a)(30) in any calendar year exceed the limitation set forth in Code Section 402(g).”

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IN WITNESS WHEREOF, the Sponsor has caused this instrument to be executed on its behalf by its duly authorized officer effective as of the 30th day of March, 2012.

PCS Administration (USA), Inc.

By:	/s/ Lee M. Knafelc
Lee M. Knafelc
VP, Human Resources & Administration

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